UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

September 21, 2020

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

ASLAN announces the completion of enrolment in second cohort and the opening of new sites in US and Australia in ASLAN004 atopic dermatitis study

On September 21, 2020, ASLAN Pharmaceuticals Limited (the Company) issued a press release announcing that clinical sites in the United States (US) and Australia are now open and ready to enroll patients into its multiple ascending dose (MAD) study testing the first-in-class therapeutic antibody ASLAN004 in moderate to severe atopic dermatitis (AD) patients. Patients will now be recruited from four sites in Australia and three sites in the US, alongside two existing sites in Singapore.

The Company recently restarted recruitment into the second cohort of the randomized, double blind, placebo-controlled study in Singapore following the lifting of government restrictions in response to COVID-19. All eight patients have now been fully recruited into the cohort and the Company plans to initiate recruitment into the third cohort following approval by the Data Monitoring Committee. A further eight patients will be recruited in Singapore, the US and Australia. The Company expects to report interim, unblinded data from all three dose cohorts in 4Q 2020.

ASLAN004 is a first-in-class monoclonal antibody that binds to the IL-13 receptor α1 subunit (IL-13Rα1), blocking signaling of two pro-inflammatory cytokines, IL-4 and IL-13, which are central to triggering symptoms of AD, such as redness and itching of the skin.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibits
Exhibit Number	Exhibit Description

99.1	Press release dated September 21, 2020 regarding completing enrolment in second cohort and opening new sites in US and Australia in ASLAN004 atopic dermatitis study.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: September 21, 2020